UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.)*

Emerging Markets Horizon Corp.

(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share

(Title of Class of Securities)

G3033X105

(CUSIP Number)

December 9, 2021

 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

Page 1 of 12 Pages

Exhibit Index: Page 11

CUSIP No. G3033X105	Page 2 of 6

1.	Names of Reporting Persons. LF Group DMCC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United Arab Emirates
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,500,000
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,500,000
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,500,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.22%
12.	Type of Reporting Person: OO

CUSIP No. G3033X105	Page 3 of 6

1.	Names of Reporting Persons. Sergey Lomakin
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Russia and Cyprus
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,500,000
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,500,000
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,500,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.22%
12.	Type of Reporting Person: IN

CUSIP No. G3033X105	Page 4 of 6

Item 1(a).	Name of Issuer:

Emerging Markets Horizon Corp. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

30 Ekaterinis Kornarou Street, 3rd floor, Stovolos 2024, Nicosia, Cyprus

Item 2(a).	Name of Person Filing

This Statement relates to Shares (as defined herein) directly beneficially owned by LF Group DMCC, a company incorporated in the United Arab Emirates. Mr. Lomakin is the sole direct beneficial owner of 100% of the share capital of LF Group DMCC.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 4316, DMCC Business Centre, Level No 1, Jewellery & Gemplex 3, Dubai, United Arab Emirates.

Item 2(c).	Citizenship:

LF Group DMCC is incorporated under the laws of the United Arab Emirates. Mr. Lomakin is a citizen of Russia and Cyprus.

Item 2(d).	Title of Class of Securities:

Class A ordinary shares, par value $0.0001 per share (the “Shares”)

Item 2(e).	CUSIP Number:

G3033X105

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

Item 4.	Ownership:

Item 4(a).	Amount Beneficially Owned:

As of December 20, 2021, each of the Reporting Persons may be deemed the beneficial owner of 1,500,000 Shares underlying units (“Units”). This amount excludes 75,000 redeemable warrants to purchase Shares (“Warrants”) underlying Units held by the Reporting Persons, because the Reporting Persons do not have the right to acquire the Shares upon exercise of the Warrants within 60 days.

CUSIP No. G3033X105	Page 5 of 6

Item 4(b).	Percent of Class:

As of December 20, 2021, each of the Reporting Persons may be deemed the beneficial owner of approximately 5.22% of Shares outstanding. (There were 28,750,000 Shares outstanding as of December 13, 2021, according to the Issuer’s Form 8-K, filed on December 14, 2021.)

Item 4(c).	Number of Shares as to which such person has:

(i) Sole power to vote or direct the vote:	1,500,000
(ii) Shared power to vote or direct the vote:	0
(iii) Sole power to dispose or direct the disposition of:	1,500,000
(iv) Shared power to dispose or direct the disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

See disclosure in Item 2 hereof.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. G3033X105	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LF Group DMCC

By:	/s/ Daniels Petrovs
Daniels Petrovs
Director

/s/ Sergey Lomakin
Sergey Lomakin

December 20, 2021